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                                                                     Exhibit 3.1


                               CERTIFICATE OF AMENDMENT
                                          TO
                           THE CERTIFICATE OF INCORPORATION
                                         OF
                              ORION ACQUISITION CORP. I


TO: Secretary of State
    State of Delaware

    Pursuant to the provisions of Section 242 of the General Corporation Law of the State of Delaware, the undersigned corporation executes the following Certificate of Amendment to its Certificate of Incorporation:

    1.   The name of the corporation is Orion Acquisition Corp. I.

    2. The following amendments to the Certificate of Incorporation was approved by the directors and thereafter duly adopted by the stockholders of the
corporation on the       day of June, 1997.

    FIRST:

    RESOLVED, that Article 1 of the Certificate of Incorporation be and is hereby amended to read as follows:

              The name of the Corporation is North Atlantic
         Acquisition Corp.

    SECOND:

    RESOLVED, that Article 4 of the Certificate of Incorporation be and is hereby amended to read as follows:

         4. The total number of shares of all classes of stock which the Company shall have the authority to issue is 11,250,000, of which 10,250,000 shall be shares of Common Stock, par value $.01 per shares and 1,000,000 shall be shares of Preferred Stock, par value $.01 per share. The relative rights, preferences and limitations of the shares of capital stock shall be as follows:

    COMMON STOCK. The Company's Common Stock shall be divided into two classes, designated as Class A and Class B Exchangeable. Of the 10,250,000 shares of Common Stock, 10,000,000 shall be designated as Class A Stock and 250,000 shall be designated as Class B Exchangeable Stock.

    A. CLASS A. The holders of the Class A Stock shall have the following rights:

              VOTING. Each share of Class A shall be entitled to one vote per share with respect to the election of directors and any other matter submitted to shareholders.

              REDEMPTION.  In the event that a Business Combination


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defined as a merger, exchange or purchase of capital stock, asset acquisition or other business combination with an operating business, but not be limited to any particular location or industry ("Business Combination") is not consummated within 18 months of the effective date of the prospectus offering the Class A Stock for sale to the public, (or 24 months from the effective date of such prospectus if, prior to the expiration of the 18-month period, the Company has become a party to a letter of intent or a definitive agreement to effect a Business Combination ("Extension Criteria")), the Company shall submit a proposal for a vote by the holders of Class A Stock, pursuant to which the holders of Class A Stock will have the option to receive an amount in redemption of the shares, equal to the amounts in the interest bearing escrow account which will be approximately equal to the initial purchase offering price per Unit of $10.00 per share.

    B. CLASS B. The holders of the Class B Exchangeable Stock shall have the following rights:

               VOTING. Each share of Class B Exchangeable Stock shall be entitled to two votes per share in the election of directors and on any other matter presented to the shareholders, except that the holders of Class B Stock shall not be entitled to vote with respect to the redemption of Class A Stock described above.

              EXCHANGE PRIVILEGE. (a) The Class B Exchangeable Stock is exchangeable into two Units, each consisting of one share of the Class A Stock and one Class A Purchase Warrant entitling the holder to purchase one share of Class A Common Stock at a purchase price of $9.00 per share, subject to adjustment, 90 days after the close of business on the first business day after the completion of a Business Combination, or any earlier date on or after the date of a Business Combination that H.J. Meyers & Co., Inc., as underwriter in the public offering of the Common Stock of the Company, in its sole discretion so elects. This conversion privilege shall expire at 5:00 p.m., New York City time, ont he first anniversary of the date of the close of business of a Business Combination.

              (b) Following any redemption of Class A Stock in the event that a Business Combination is not consummated within 18 months from the effective date of the prospectus offering the Class A Stock for sale in the public market (or 24 months if the Extension Criteria is satisfied), each share of Class B Exchangeable Stock shall be automatically exchanged for two shares of Class A Stock without any action by the holders of Class B Stock. The shares of Class A Stock received in such exchange will not be eligible for the redemption described above.

              (c) Upon the exchange of Class B Stock for Class A Stock, whether pursuant to the consummation of a Business Combination or the redemption of the Class A Stock, there will be only one class of Common Stock of the Company. At such time the Company shall file an amendment to its Certificate of Incorporation evidencing the one class of Common Stock, however, failure to file such certificate shall have no effect on the existence of only one class of Common Stock pursuant to this provision of the Certificate of Incorporation.


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    C.   DIVIDENDS.  The holders of Class A and Class B Exchangeable Stock shall be entitled to receive dividends when, as and if declared by the Board of Directors out of the funds legally available therefor.

    PREFERRED STOCK. One hundred (100) shares of the Preferred Stock shall be designated as "Series A Convertible Preferred Stock" and shall not be entitled to vote with respect to the election of directors or on any other matter submitted to stockholders, unless required by law or upon conversion to common stock, as provided below.

              CONVERSION PRIVILEGE. The Preferred Stock is convertible into shares of the common stock of the Company at any time after the close of business on the first business day after the completion of a Business Combination defined as a merger, exchange or purchase of capital stock, asset acquisition or other business combination with an operating business, but not be limited to any particular location or industry.

              REDEMPTION PRIVILEGE. The Preferred Stock is redeemable at the option of the holder(s) thereof upon notice from the Company to the holder(s) thereof that the Company has not and will not complete a Business Combination, and for a period of thirty (30) days following the date of such notice. The redemption price shall be the price originally paid to the Company for such Preferred Stock, as established by the Company's Board of Directors. In the event of a liquidation or dissolution of the Company, the rights of the holders of the Company's Common Stock are subordinate to the rights of the holders of the Preferred Stock hereunder.

    3. The number of shares outstanding at the time of the adoption of the amendment was 106,000. The total number of shares entitled to vote thereon was 106,000.

    4. The number of shares voting for and against such amendment is as follows:

    Number of Shares                   Number of Shares
    Voting for Amendment               Voting Against Amendment
    --------------------               ------------------------

         106,000                                   0

    5. This Certificate of Amendment shall be effective as of the date of filing.


Dated this _________ day of June, 1997.

                             ORION ACQUISITION CORP. I


                             BY:_____________________________
                                David J. Mitchell,
                                Chief Executive Officer